FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2007

Commission File Number: 333-121034

Jayhawk Energy, Inc.
(Exact name of registrant as specified in its charter)

Colorado	20-0990109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
370 Interlocken Blvd. Suite 400, Broomfield, Colorado	80021
(Address of principal executive offices)	(Zip Code)

(303) 327-1571
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE.

On August 7, 2007, Jayhawk Energy, Inc., a Colorado corporation ("Registrant") issued a press release announcing that it has acquired certain oil and gas interests known as the Uniontown Project. This press release is furnished as Exhibit 99 to this Form 8-K and incorporated by reference as if set forth in full. This information is not filed but is furnished to the Securities and Exchange Commission pursuant to Item 7.01 of Form 8-K.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit Number	Description of Exhibit
99	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jayhawk Energy, Inc.

August 8, 2007

By: _____

Lindsay Gorrill
President, Chief Executive Officer

3

Jayhawk Energy, Inc. Acquires 35,000 – Acre Uniontown Project and Cancels 56,000,000 common shares

Broomfield, CO.--(BUSINESS WIRE)—Jayhawk Energy, Inc. (OTCBB:JYHW; News "Jayhawk") announced today that it has cancelled 56,000,000 shares of common stock held by Sara Preston, a former officer and director, bringing the current outstanding shares to 36,882,659. The Company is also pleased to announce that it has completed the acquisition of the Uniontown shallow gas project in southeastern Kansas 6 for $2,200,000.

The Uniontown project covers mineral leases over approximately 35,000 gross acres in Bourbon County, Kansas within the Cherokee Basin. The current target for development is the shallow gas potential of the area, although the leases are also held for potential development of coal -bed methane and conventional oil and gas reserves. Four wells within the leased area were drilled by previous operators with mud logs and cores taken to identify coal properties and gas contents. These wells identified at least 11 gas bearing coals within the Cherokee Group from depths of 250 – 750 feet, with typical thicknesses of 1 to 4 feet, yielding total net coal thickness ranges from 20 to 38 feet. Gas contents have been measured between 22 – 124 scf/ton. No production tests have yet been conducted. A preliminary reserve estimate for the project has been prepared by Questa Engineering Corporation of Golden, Colorado. Based in the geologic and engineering work by Questa, the Uniontown project area is estimated to contain 163 Bcf of gross gas in place, with total unproved gas estimated at 110 Bcf of gross gas in place. Production from full acreage development estimated by Questa for the medium case is 63.6 Bcf of gross gas sales, with a NVP10% of $115 million.

The Cherokee Basin has yielded cumulative production of over 90 Bcf of gas since 1992. Major operators in the Cherokee Basin include Quest Resource Corporation (NasdaqGM:QRCP), who has interests in over 500,000 acres and is increasing its acquisition and development efforts. Quest has reported that it has experienced a 99% success rate on 1,800 wells in the Cherokee Basin, and has booked over 209 net Bcf of proved gas reserves. Other operators near Jayhawk's acreage include Meritage, Fort Scott Methane Partners, Admiral Bay Resources and Running Foxes Petroleum Company.

Lindsay Gorrill, President & CEO of Jayhawk Energy, stated "the purchase of the Uniontown project represents a rare opportunity to acquire a large acreage position with low-risk, shallow gas potential with much of the necessary infrastructure in place in the surrounding area. We are planning a full project assessment and drilling campaign to begin within the next few months." Gorrill also stated "According to the Department of Energy data, the Cherokee Basin has approximately 2.8 Tcf of potential recoverable CBM reserves and Jayhawk is well positioned to increase its ownership in the area with an aggressive acquisition program and a debt free balance sheet."

Gorrill added, "The cancellation of the 56,000,000 common shares of the Company was a condition of the Asset Purchase agreement for the purchase of the Uniontown project.

About Jayhawk Energy

Jayhawk combines an experienced management team with exploration targets focusing on coal bed methane, shallow gas and oil and gas potential. In April 2007, the Company discontinued operations related to the jewelry business, and established plans to acquire oil and gas properties for exploration and development with the intent to bring the projects to feasibility, at which time, the Company intends to either contract out the operations or joint venture the project to qualified interested parties.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as probable, possible and potential, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Examples of such disclosures would be statements regarding "probable," "possible," or "recoverable" reserves among others.

Management hopes these transactions will bring additional value to the shareholders of Jayhawk Energy. There is no guarantee that the projects that Jayhawk has recently acquired will increase the value of its shares of common stock, or that Jayhawk will acquire rights to explore and operate any other such projects, or that in the event that it acquires rights to explore and operate other such projects, that these actions will be successful or increase the value of Jayhawk's common stock.

This press release may contain forward-looking information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. There are many factors that could cause our expectations and beliefs about our plans to acquire additional exploration or production properties, our plans to drill or our drilling results to fail to materialize: competition for new acquisitions; availability of capital; unfavorable geologic conditions; the complexity of coal bed methane exploration and production; and prevailing prices for natural gas and general regional economic conditions. Jayhawk assumes no obligation to update the information contained in this press release.

Contact:
Lindsay E. Gorrill, President & CEO
Joseph B. Young, CFO
info@jayhawkenergy.com
303-327-1571
877-321-HAWK